DRAGONEER GROWTH OPPORTUNITIES CORP. III

One Letterman Drive

Building D, Suite M500

San Francisco, CA 94129

March 18, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Dragoneer Growth Opportunities Corp. III

Registration Statement on Form S-1

File No. 333-253796

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dragoneer Growth Opportunities Corp. III, a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 22, 2021, or as soon thereafter as practicable, or to such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Paul D. Tropp, of Ropes & Gray LLP, counsel to the Company, at (212) 596-9515, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

/s/ Pat Robertson
Pat Robertson
President and Chief Operating Officer

[Signature Page to Acceleration Request]